Filed by Synopsys, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: ANSYS, Inc.

(Commission File No. 000-20853)

Date: January 16, 2024

The transcript that follows is of Synopsys, Inc.’s live video webcast with ANSYS, Inc. on January 16, 2024.

SYNOPSYS

Trey Campbell

Synopsys, Inc.

01/16/24

8:30 am ET

Operator:	Good day, ladies and gentlemen, and welcome to the Synopsys Special Event Call. At this time all participants are in a listen only mode. Later you will have the opportunity to ask questions during the question and answer session. You may register to ask a question at any time by pressing *1 on your telephone keypad. To remove yourself from the queue, press *2. As a reminder, today’s call is being recorded and will last approximately one hour. At this time I would like to turn the conference over to Trey Campbell, Senior Vice President, Investor Relations.

Trey Campbell:	Thanks, Todd. Good morning, everyone. With us today our Sassine Ghazi, President and CEO Synopsys; Ajei Gopal, CEO of Ansys; Shelagh Glaser, CFO Synopsys. Before we begin, I’d like to remind everyone that during the course of this conference call Synopsys may discuss forward-looking statements reflecting its views with respect to the proposed transaction between Synopsys and Ansys including the anticipated benefits and closing of the transaction, market outlook, customer demands, products and businesses of each company and the combined company expected combined company future operating results and financial performance, cost and revenue synergies resulting from the transaction, and opportunities, strategies, and technological and software trends including AI. While these statements represent our best current judgment, expectations, and assumptions as of today, there are many other risks, uncertainties, and factors that could cause our actual results in future events to differ materially from what we expect. In addition to any risks that we highlight during this call, you should carefully consider any other risks and uncertainties that affect the businesses of Synopsys and Ansys described in the risk factors section of the respective annual reports on Form 10K, quarterly reports on Form 10Q, and other documents filed by either of them from time to time with the SEC including today’s press release. We do not intend to update or revise our forward-looking statements or projections unless required by law. In addition, we will refer to certain non-GAAP financial measures during this call. Reconciliations for certain historical measures of each company can be found in prior earnings releases and financial supplements. Materials related to the transaction and this investor presentation are available at www.synopsysandansystransactionfacts.com. In addition, the prepared remarks will be posted on the transaction website at the conclusion of the call. With that, I’ll turn the call over to Sassine.

Sassine Ghazi:	Thank you, Trey, and good morning, everyone. Today we announced our plan to acquire Ansys, a leader in simulation and analysis, to advance our strategy and create a leader in silicon to systems design solutions. This transaction builds on our seven year strategic partnership which has achieved strong customer momentum and now we’re taking the next step. The complexity of system design is driving our customers’ needs for the fusion of electronics and physics augmented with AI. We’re combining a leader in semiconductor design technology with a leader in simulation and analysis to address this rapidly emerging customer need. This transaction will enhance our silicon to systems strategy both across our core EDA segments and in highly attractive adjacent growth areas where Ansys has an established presence and successful go to market experience. The combination will expand our TAM 1.5X to approximately $28 billion and create significant long term value for our shareholders. Shelagh will discuss the financials in more detail. At Synopsys, our mission is to empower technology innovators, igniting their ingenuity and maximizing the capabilities of their R&D teams. Delivering on this mission resulted in nearly $6 billion of revenue in 2023 which grew 15% year over year with a 35% non-GAAP operating margin. First, let me anchor you on our three strategic priorities. Technology and innovation leadership, industry leading growth, and margin expansion. Innovation is at the heart of what Synopsys has done for the last four decades. Over the last three years we have established leadership across the EDA stack at today’s leading edge nodes while enabling the industry transition to multi-dye. We also pioneered AI and cloud for chip design while developing the next generation IP that is enabling all the leading foundries. Our second strategic priority is industry leading growth. We achieved the 17% revenue CAGR over the last three years and have expanded into new adjacent growth opportunities in software defined systems to stay ahead of customer needs. Finally, we have expanded our non-GAAP operating margin by seven points over the last three years and continue to raise the bar, committing to another two points of expansion for this year. All of which has led to shareholder returns that have far outpaced the market. Over the last three years we have delivered 120% total shareholder returns, 3.5X the TSR of the S&P 500. To set the stage for this transaction, let me briefly describe our view of the world which underpins our strategic priorities. We have entered an era of pervasive intelligence when AI and smart technologies are seamlessly integrated into the fabric of our daily lives, becoming omnipresent and interconnected. This era is being shaped by megatrends including the rise of AI, the proliferation of silicon everywhere, the growing movement towards software defined systems, and the looming intersection of electronics and physics. These mega trends are pushing the need for advanced chips and new system design methodologies across verticals such as aerospace, automotive, and industrial equipment. The world of semiconductor design and physical simulation and analysis must come together to ensure interconnected systems function properly in real world settings. Semiconductor companies must now design in a world of high performance computing with a system approach in mind. Similarly, systems companies must move down to the silicon level to unlock value with purpose built chips and software defined systems. This is creating new complexity challenges that this combination will help solve. Chips are being designed at smaller scales than ever, approaching angstrom scale. Silicon, software, and hardware need to be co-designed for optimal results while systems from connected cars to medical devices must also be able to be monitored and optimized in the field. We have been deliberate in our strategy to expand from silicon to system designs for years. As part of the regular review of our strategic plan in 2021, we identified systems and simulation as a priority for future growth. Today’s announcement is a direct result of that process, particularly as we think about how we build on our Ansys partnership to meet our customers’ increasingly complex challenges. Since 2017 the two companies have partnered closely to solve design complexity. A great example is the industry leading digital implementation platform, Fusion Compiler, which integrates power integrity from Ansys RedHawk into a unified offering. Today, the vast majority of Synopsys Fusion Compiler install base incorporates Ansys technology. Our integration also extended to Synopsys 3DIC Compiler, the industry’s first unified platform for multi-dye design. Beyond technology integration, we have developed deep joint go to market relationships and have both been pioneers in infusing AI into our respective platforms, but what works today to solve design complexity won’t suffice in the future. Only by approaching design and novel ways can we meet our customers’ rapidly evolving increasingly complex design needs and shortened development cycles. Our customers are moving from monolithic chips to multi-dye systems. These systems are so dense and so complex that they require not only power integrity, but sophisticated structural, thermal, and electromagnetic analysis to deliver high performing and high yielding chips. Equally important, customers are moving to co-optimized intelligence systems that require a whole new level of design complexity across multiple domains. As you can see, we need to deepen our integration to deliver unified products that meet these customer needs. Joining forces with Ansys is the next logical step. Ansys is a leader in simulation and analysis, particularly in electronics. According to a third party survey of simulation users, Ansys has best in class technical chip capabilities and leads in innovating and unlocking new use cases. This positions us to truly fuse our capabilities to deliver unified products that meet our customer needs and create a leader in silicon to systems design solutions. This combination accelerates our strategy on two vectors. On day one we will significantly expand our portfolio of solutions that we can offer our customers as we work on our integrated product road map. This includes not just electronics, but also other physics such as structures, fluids, and optics that are essential across industries. We expect the combined company will benefit not only from immediately accelerating the penetration of high tech customers through cross selling opportunities, but also from customers in other high growth adjacent verticals that are now also demanding multi-domain fusion solutions such as aerospace, auto, and industrials. Ansys’ significant presence in these underpenetrated verticals and established go to market approach with these customers which account for nearly half of its revenue represents a huge opportunity for the combined company. Additionally, I’ll note that our Chief Revenue Officer, Rick Mahoney, was previously the CRO at Ansys and brings a deep understanding of Ansys’ go to market motion and its customer base and their needs. This combination is expected to increase our TAM by 1.5X to approximately $28 billion. We expect this combined TAM to grow at 11% annually through 2028 driven by the mega trends we discussed. Given the capabilities of the combined company, we expect to grow revenue faster than the TAM. The combined companies’ enhanced ability to invest in AI and cloud solutions, which underpins everything we do, is another huge benefit to this transaction. While we’re leaders in leveraging AI and cloud solutions in our respective fields, we think we’ve only just scratched the surface of what’s possible. Through this combination we will have a range of cutting edge capabilities including a highly talented workforce with deep engineering expertise, an R&D budget that’s approximately two times the median of industrial peers to unlock value for the full spectrum of customers, and cost domain system data that covers in-design to in-field. With a common underlying technology and know how, together we’ll also be able to more efficiently invest in these areas than either company can on its own today. This slide provides a high level overview of the transaction structure. As you can see, Synopsys will acquire Ansys for $197.00 in cash and 0.345 shares of Synopsys common stock per share of Ansys. Following close of this transaction, Ansys shareholders will own approximately 16.5% of the combined business. We intend to fund the $19 billion of cash consideration through a combination of cash and debt and have obtained $16 billion of fully committed financing. We are targeting to close in the first half of 2025 subject to customary closing conditions including receipt of regulatory approvals. With that, I’ll turn it over to Ajei.

Ajei Gopal:	Thank you, Sassine. It is a pleasure to be with you and Shelagh this morning as we embark on an exciting new chapter for both of our companies. I share Sassine’s enthusiasm for the combination of Ansys and Synopsys and strongly believe that this transaction has the power to be transformative for our customers, our partners, and the entire industry. With that in mind, I’d like to take this opportunity to share some more information about who Ansys is today and why I believe our business is well positioned to accelerate this momentum in the years to come. Ansys’ mission is to power innovation that drives human advancement. Since our founding in 1970, we have worked alongside some of the world’s most visionary companies, enabling businesses across industries to push the boundaries of product design by using the predictive power of simulation. As a leader in simulation and analysis, our business today is strong and growing. Supported by a highly diverse and recurring financial model, Ansys has best in class product portfolio and thousands of customer relationships across diverse geographies and industries. Our deep strategic relationships with our customers have created a robust recurring annuity, driving consistent top line growth, industry leading margins, and strong operating leverage. As you can see, we have strong recurring ACV of more than 80% and a track record of consistently delivering double digit ACV growth. We’re pleased to be entering this combination today from a position of strength. Additionally today, we announced that our preliminary results indicate that our fourth quarter ACV is expected to exceed the high end of our guidance which results in 13% ACV growth for 2023. Longer term, we’re confident in exceeding market growth and delivering on our model of 12% constant currency ACV CAGR and $3 billion of cumulative unlevered operating cash flows from 2022 to 2025. Simply put, we have a strong track record of delivering against the best in class financial model of double digit growth with industry leading margins and strong operating leverage. Our business is strong and we believe that, together with Synopsys, we will unlock new opportunities to further accelerate our success and deliver even greater value for our customers, partners, and shareholders. We also believe that this combination will open new opportunities for our employees. Both companies have world class teams and a larger company will deliver additional opportunities for those personnel to grow their careers. AT Ansys, our talented team of over 6,000 employees is singularly focused on delivering cutting edge simulation and analysis for our customers. For decades we have continually invested in innovation to position Ansys as a partner of choice for customers. Global organizations understand that Ansys’ expertise and deep and broad portfolio of multi-physics solutions can help them solve their key product and business challenges and they increasingly rely on our team to address new product goals that include safety, price, functionality, reliability, and performance. By joining forces, Ansys and Synopsys will accelerate the development of our combined portfolio and deliver an increased level of innovation to market which will also benefit the most traditional of Ansys of customers. As we thought about Ansys’ future, it was important to us that we pursue a path that would further accelerate our great progress as well as maximize the value we deliver for our stakeholders. With that, I’d like to speak briefly about how we got to this transaction. Following a comprehensive and competitive process to determine the right path forward for Ansys which was conducted with the assistance of independent legal and financial advisors, our board of directors unanimously agreed that the transaction with Synopsys was in the best interest of our company and our shareholders. As the Sassine mentioned, we know Synopsys’ business well and have deep respect for their team and our shared spirit of innovation. This transaction represents a premium of 29% over Ansys’ closing price on December 21, 2023 and a premium of 35% to Ansys’ to the 60 day volume weighted average price for the period ending on the same date. The cash and stock structure provide certain cash values to Ansys’ shareholders along with the opportunity to participate in the combined company’s long term growth potential. This transaction with Synopsys is a next natural step for our two companies. By merging our simulation and analysis solutions with Synopsys EDA technology, we will create a stronger, more diversified product portfolio that is best positioned to meet the evolving needs of today’s engineers. In this next chapter, we expect to amplify our impact. Together, Synopsys and Ansys will give engineers unprecedented insight into the performance of their products from the behavior of semiconductor chips built using the latest 2 nanometer technology to spacecraft operating millions of kilometers from earth. In short, we’re bringing together the best of both companies to drive new levels of customer innovation. This is an incredibly exciting proposition which will benefit all our stakeholders. I want to extend my appreciation to my amazing colleagues for their dedication and commitment to Ansys and to our customers around the world. This transaction is a testament to the work they do every day. Thank you all for joining us as we embark on this journey to create a leader in silicon to systems design solutions. I’ll now turn the call over to Shelagh. Shelagh?

Shelagh Glaser:	Thank you, Ajei. Let me provide the financial details. For fiscal year 2023, Synopsys and Ansys generated a combined $8 billion of revenue and we expect the combined company to grow revenue at industry leading double digit rates annually for the near term outpacing TAM. The transaction is expected to immediately expand margins, increasing Synopsys’ non-GAAP operating margins by approximately 125 basis points for the first year post close and by approximately 250 basis points in the medium term. We also expect unlevered free cash flow margin to expand by approximately 75 basis points the first year post close and by approximately 250 basis points in the medium term. In addition, we expect to realize significant synergy, $400 million of identified and actionable run rate cost synergies by year three, $400 million of run rate revenue synergies by year four, growing to over $1 billion annually in the long term. We believe the transaction will be accretive to non-GAAP EPS within the second full year post close and substantially accretive thereafter. At transaction close we expect our gross debt to adjusted to EBITDA to be approximately 3.9X. Subsequently, we expect to generate substantial and sustained free cash flow which will enable us to rapidly de-lever to less than 2X within two years of the transaction close. Our long term gross leverage target is below 1X and we expect to maintain investment grade credit ratings given our strong cash flow generation and commitment to rapidly de-lever. We intend to resume buy backs as we approach our leverage target of below 2X. Let’s take a closer look at the projected synergy. By year three we expect to realize that $400 million of run rate cost synergies through various initiatives. This is driven by streamlining and realizing the benefits of the greater scale and integrating engineering platforms and technology reuse for AI and cloud. By year four we expect to realize $400 million of run rate revenue synergies from our combined silicon to systems customer base and our go to market strength including integrated multi-physics systems analysis for advanced chip design, expansion of direct account coverage for Ansys portfolio in the semiconductor high tech sector, and accelerated expansion in automotive, aerospace, and industrial equipment. Over the longer term, these identified synergies are expected to grow to $1 billion annually. We believe our combined capabilities have the potential to unlock significantly more revenue synergies that are not included in these estimates including further penetration beyond our existing verticals as well as new joint innovative solution. On to our combined company long term financial objectives which are multi-year. Our goal is to drive shareholder value by delivering annual industry leading double digit revenue growth, non-GAAP operating margins in the mid-40s, unlevered free cash flow margins in the mid-30s, and high teens non-GAAP EPS growth. We intend to utilize our strong cash flow for debt pay down as our first priority, continue to invest in organic R&D, and as we approach our leverage target of below 2X, resume stock buy back. With that, I’ll turn it back to Sassine.

Sassine Ghazi:	This is a transformational milestone. Our biggest acquisition ever and of course the successful integration is critical to recognizing the full value of this combination so our board and management team are keenly focused on solid integration execution. With our successful track record of strategic integrations and our strong existing partnership with Ansys, we’re confident in our ability to seamlessly integrate our leading capabilities to meet customer demand. This is a transformational milestone for both companies, one that will enable us to capture the significant opportunities in front of us and solidify our position as a pioneer at the core of key technological innovation for years to come. Together we will win in an evolving industrial landscape and deliver even greater value to all our stakeholders. Operator, you may now open up the call for questions.

Operator:	Before we begin the question and answer session, I would like to ask everyone to please limit yourself to one question and one brief follow up to allow us to accommodate all participants. If you have additional questions, please re-enter the queue and we’ll take as many as time permits. As a reminder to all, to ask a question at this time, please press *1. Our first question will come from Harlan Sur with JP Morgan. Please go ahead.

Harlan Sur:	Good morning and congratulations on the announcement today. As you mentioned, if you look at the trends in the tech sector today, what we always say is great semiconductor companies are becoming more systems focused – Nvidia, AMD, Broadcom – just to name a few, so big users of Synopsys tools, but more and more Ansys solutions. Then on the flip side, systems companies—auto, industrial, aerospace, and defense, cloud and hyperscale titans are opting to design their own chips, so big Ansys users today but more and more EDA solutions. So on the revenue synergy side, the trends are already in place, but what percentage of Synopsys customers use Ansys tools today? What percentage of Ansys customers use Synopsys solutions today? Where do you see these percentages moving over the next few years that the team unlocks revenue synergies?

Sassine Ghazi:	Thank you, Harlan, for the question. You captured it very well and that’s really the intention behind this combination. As you stated, more and more silicon companies are trying to design sophisticated silicon and you can think of it as multi-dye in a system to serve for a specific system application. Each system applications has their different requirements and needs. That silicon complexity is driving the growth that we’re seeing in our core EDA and IT business. As you know, the multi-dye system is where the partnership with Ansys started around 2017 timeframe where we wanted to address the customer challenges around thermal power integrity, etc. and as you can imagine in the last seven years, with more sophistication in those advanced packaging, that integration became more critical. As I mentioned in my prepared remarks, today the majority of our Fusion Compilers customers that are designing those advanced multi-dye systems are using Ansys as part of the Synopsys offering when we deliver to customers. So today when we’re selling Fusion Compiler, our sales team and our AEs are supporting and selling the RedHawk and other technology to integrate and deliver that solution to our customers. In terms of system companies designing silicon, of course any system company designing silicon is a customer of Synopsys as well. Now, those system companies, they have more needs than just designing silicon. They’re looking at the whole system, meaning the electronics, the electrical, the mechanical, the whole system and this is where it’s very attractive the Ansys position—that exist in those system companies. So again, as I mentioned in the prepared remarks, there is the silicon to systems and the system down to silicon combination that we’re very excited about in this combination.

Harlan Sur:	Perfect. Thank you for that. Then Shelagh, on the $400 million in runway costs synergies by year three, roughly how much of that is coming from cost versus R&D versus SG&A?

Shelagh Glaser:	It will be a combination, Harlan. We will have enormous scale obviously as we bring these two companies together. Just as we’ve been driving over the last several years as Sassine shared, obviously we’ve had a seven point improvement in op margin are really going to drive that leverage and scale capability across both companies and we do see the ability to continue on that journey, which is why we’re also setting our goal for operating margin in the mid-40s.

Harlan Sur:	Great. Thank you.

Operator:	Thank you. Our next question will come from Joe Vruwink with Baird. Please go ahead.

Joe Vruwink:	Hi. Great. Thanks, everyone, and congrats to both your organizations. My first question does speak to revenue synergies as well but when I think about the wallet share of R&D budgets that your two organizations see, a chip company might spend 10% of R&D on EDA solutions. I think across the broader Ansys audience there may be spending the equivalent of 1% on simulation. There’s still quite a bit of physical testing and prototyping out there. I guess my question is where you think these wallet shares go as customers pursue silicon to system strategies and does a higher share of wallet get unlocked by joining your two companies together?

Sassine Ghazi:	Thank you, Joe, for the question. As you know, the R&D share of wallet typically increases as complexity and need increases. In the EDA world, as you remember not too long ago, about eight – 10 years ago, it was around 10%. It’s been increasing. Now it’s roughly around 13% or so and the increase is due to complexity. I’ll let Ajei comment regarding the system companies or in the traditional simulation and analysis companies where that percentage is, but it’s not in the one-ish or low single digit, it’s actually in the mid to upper, but I’ll let Ajei comment on the percentage of R&D for simulation and analysis.

Ajei Gopal:	Joe, great question. I think you’re making the point that there is a lot of opportunity for the expanded use of simulation within our customers, and you’re absolutely right. It’s obviously driven by a number of dynamics. Number one, when you consider the value of simulation, it really is about helping customers tame complexity. As Sassine pointed out, as we’re being these next generation products that require multi-physics analysis as we’ve discussed many times, that require an understanding of how silicon integrates with system analysis, all of that increases complexity and with increased complexity comes the need for greater use of technology that allows customers to understand that complexity and to deliver next generation products to market. So we are very excited certainly with the Ansys ability to continue to grow and address these emerging use cases with complexity and of course we’re even more excited when you consider the combination of how by working together, the Synopsys Ansys portfolio will allow customers to take it even further to address the complexity that they’re dealing with in the market.

Joe Vruwink:	That’s great. Thank you. Then second question. I think one of the most frequent questions I’ve gotten from investors is just why a deal now considering your two companies have worked together since 2017? How much is this a function of maybe purchasing paradigms or strategically how R&D managers are thinking about it where this is a very real opportunity only now beginning to come up in terms of kind of a shared product roadmap that makes more sense to join you two versus more in-house basic teams with an industrial customer? What would you kind of point to in terms of the timing logic?

Sassine Ghazi:	So Joe, as I mentioned in the prepared remarks, around ‘21 in frame in our yearly strategic planning we identified two areas of growth for Synopsys. One is systems and the other one is the whole simulation area. The reason for that is back to Harlan’s question, the trends in the market from silicon to systems has been happening for a number of years now and that’s accelerating our growth and customer need for sophisticated EDA and IP to design the silicon but that silicon needs to be designed in the context of a system. You’ve been hearing us talk about the silicon to systems as well as the electronics digital twin. In other words, how do we create a model for these chips so system companies can run their simulation early? Develop their software early? So with those trends it became very apparent co-optimizing between those multiple domains is a necessity and a problem that our customers are seeking help to solve in order to deliver to their product innovation. So we’ve been very deliberate building on our partnership since 2017 and Ansys’ strong position with these market verticals and their deep roots of product trust with our customers and future customers made that decision fairly attractive and timely to pull the trigger right now.

Joe Vruwink:	Thank you very much.

Sassine Ghazi:	Thank you, Joe.

Operator:	Thank you. Our next question will come from Jay Vleeschhouwer with Griffin Securities. Please go ahead.

Trey Campbell:	Jay, can hear us?

Jay Vleeschhouwer:	Yes. Good morning. Sorry about that. Perhaps as a clarification for all of us. When you refer to use revenue synergy, are you referring specifically to the cross selling of integrated products? Let me just [unintelligible] first and then specifically, the $400 million you’re talking about in year four would represent the equivalent of only 5% of today’s combined revenue, so presumably a smaller percentage of your future revenue, so that would seem to be a relatively conservative contribution from the synergies part of the forecast [unintelligible] talked about what you’re thinking is in that number. Then as the follow up, what do your forecasts anticipate vis-à-vis Ansys’ revenue model which is quite different from yours there. So heavily reliant on perpetual and term licenses, Would you would you expect that over time you might convert more of their business to your more subscriptions oriented model?

Shelagh Glaser:	Sure. Let me take that question. Good morning, Jay. As we thought about revenue synergies, you’re right, we took a very balanced view of line of sight revenue synergies. We know those are something that we’re going to look to continue to improve on over time, but we really took line of sight and it’s really based on looking at our deep understanding of both the technology and the customer base. As Sassine mentioned, we already have had partnerships with Ansys from 2017. So, the synergies in the 400 million are driven by selling integrated multi-physics analysis for advanced chips, some of the solutions that Sassine was talking about in terms of supporting our customers on multi-die, it’s also expanding account coverage into the Ansys portfolio for semiconductor and high-tech. And then, further acceleration of our product on the Synopsys side in automotive, aerospace, and industrial, which is those last two being more cross-selling, as you’re talking about. And as we’re thinking about growing those capabilities over time, they obviously, over time, will get infused with new innovative products that we’ll be able to jointly produce, which is why our long-term goal on that 400 million synergy is once we’ve got that to fruition, is closer to a billion.

In terms of the model, obviously, the Ansys technology is infused across many, many customers. We intend to continue that broad diffusion and look for broader diffusion of our EDA and IP as more systems customers move to wanting to either architect or design silicon. And then, in terms of the change in business model, we’re not anticipating a change in the business model between the two companies. They’ve been moving into a subscription business model. I might have Ajei comment on that, over the last several years. They’ve moved quite a bit of business into a recurring model, and we anticipate continuing to drive forward on that. Ajei, do you want to make a comment?

Ajei Gopal:	Sure. As you know, about 83% of our ACV comes from recurring sources, and that obviously reflects the strong relationships and the strong technology penetration that we have within our customer base.

Sassine Ghazi:	Thank you.

Operator:	Thank you. Our next question will come from Vivek Arya with Bank of America Securities. Please go ahead.

Vivek Arya:	Thanks for taking my questions. I had two as well. So first, on China approval, will it be required, and just what are the dynamics given some of the recent restrictions on Ansys, but Synopsys having a strong presence in China. So, I’m just curious. I’ve seen what is your read on whether the China approval will be required, and how long could it take, and will it require any kind of divestitures or other assurances that need to be made either to China or to US regulators?

Sassine Ghazi:	Thank you, Vivek, for the question. As you can imagine, we did not jump into this combination without a clear expectation that the regulatory review will be manageable. We were fairly well advised and prepared throughout the discussion around this transaction, and we both are very committed to closing this deal. Now, regarding specifically China, I really don’t want to speculate at this point regarding the process, but the one thing we’ll assure you and our shareholders is our commitment to do everything possible to close this deal. And on the answers, and I’ll have Ajei comment as well regarding some of the restrictions. Now, as you know, the vast majority of Ansys products are not subject to the U.S. export licensing requirements, and we’ve had a number of discussions with Ansys, and we feel very comfortable with their not only commitment to comply, but their guardrails that they have in place in order to comply with the export control. Ajei?

Ajei Gopal:	Yes, thank you, Sassine. And as we said in our Q3 earnings call, we have put in place some additional incremental approval processes on sales of certain Ansys products and services to entities that are performing R&D or certain control activities in China, and we’ve internally adjusted our business operations to take into account these new vetting requirements, and that result is really a little bit of an increase in the time that it takes us to process transactions for certain prospects that are located in China. And of course, despite these developments, our business is performing well. As I mentioned on the call, we’ll gave you an early insight into our Q4 results.

Vivek Arya:	All right. And for my follow-up, maybe one for Shelagh on the cost synergy side. When I look at Ansys operating margins, they’re already doing 41, 42 percent margin. So, quite at a premium level. So, I’m curious, what are the areas of cost synergies? Because I imagine, you guys are investing significantly in AI. They are already running a very lean model. And when you combine, then there will be greater need for investment in areas to produce revenue synergy. So, what are really the areas of cost synergy, and part B of that, Shelagh, is what are you assuming for the divestiture of SIG in this process? How does that factor in in terms of either your cost structure and just what you can generate to help defray the cost of making this acquisition? Thank you.

Shelagh Glaser:	Yes, sure. So, as we look at cost synergy, there’s certainly infrastructure costs that we are—and again, independently, we were already driving, significant improvement and modernization of our infrastructure costs. And you can think about things in GNA infrastructure areas. And certainly, as we scale to this much larger revenue footprint, our ability to drive more leverage in what you would call core functions inside the company, are going to be even broader. So, we’ll look across really, all of those things that aren’t customer-facing to drive further synergies, which is what we’ve been driving as a company.

And then, in terms of how we think about the model going forward, that’s why we committed not only to the 400 million in synergies, but really, to operating margin in the mid 40s. So, it’s an ongoing commitment that continue to drive greater and greater leverage as we go forward.

Vivek Arya:	Anything going on SIG, Shelagh?

Shelagh Glaser:	Oh, sorry. Yes. So, as we said in the prepared remarks, we are in process to be able to fund the $19 billion with $16 billion in debt. We are deeply engaged in the SIG process. As we announced in our Q4 earnings, we’re working through a strategic review process on that. We look forward to updating you on that process as we continue to make progress on that.

Vivek Arya:	Thank you.

Operator:	Thank you. Our next question will come from Jason Celino with KeyBanc Capital Markets. Please go ahead.

Jason Celino:	Great. Thanks for taking my questions. From an execution standpoint, this is the biggest transaction that Synopsys has ever done. I think you mentioned Rick Mahoney, who has considerable experience in Ansys, it’s not CRO. Can you maybe speak to what role he may play in that integration team that you talk about in the prepared remarks? Thanks.

Sassine Ghazi:	Yeah. Thank you, Jason. Actually, you’re right. While this is one of the largest transactions we’ve made, at the same time, it’s with a company we’re so familiar with. We started that relationship, as I mentioned, in 2017, and it started as an R&D to R&D relationship. When you engage with a company to integrate many aspects of their product into a solution, you can imagine the interaction between the two teams. So, from an R&D point of view, culture standpoint, engagement standpoint, we are not only familiar, we engage in a very positive way, and has been very successful for the last seven years.

The other part of any successful integration is how do you go to market? Do you know the customers? Do you know they’re buying and purchasing motion, et cetera? And Rick Mahoney was at Ansys for five years. If I’m not mistaken, he joined around the same time that Ajei took over the CEO role of Ansys, and together, they built the go-to-market expansion inside Ansys. And having him here at Synopsys for the past year and a half is a great, not only insight regarding the customer base, the sales motion, et cetera, will be key in the integration process to ensure that we won’t miss a beat in engaging customers and successful delivery on our revenue and competitive position with our customers.

So again, you’re right. It’s a large M&A that we have deep R&D relationship existing for the last seven years, and a very good understanding of the go-to-market.

Jason Celino:	Perfect. No, that’s a good clarification. And then one quick one on the 400 million in revenue synergies. Does that assume Ansys continues to grow at 10% as outlined in the PowerPoint? Thanks.

Sassine Ghazi:	Let me answer it this way, because I know Shelagh gave already the view of how did we derive the 400 million. I want to step back and look at the overall TAM over the next five years ,growth of 11% in our commitment to exceed and grow above that TAM. So, that tells you that what we’re focused on is delivering differentiated solution to our customer to expand beyond the TAM’s growth. The 400 million and mid-term to a billion dollar long-term opportunity we see.

Jason Celino:	Okay. Great. Thank you.

Sassine Ghazi:	Thank you, Jason.

Operator:	Thank you. Our next question will come from Gary Mobley with Wells Fargo Securities. Please go ahead.

Gary Mobley:	Good morning, everybody. Thanks for taking my question. Congratulations to both parties in the transaction. Ajei, you mentioned, I guess in the prior remarks in the press release, some upside to the annual contract value for Ansys. Maybe you can just speak to what’s driving that upside. Is it more of a more buoyancy in the macro or is it something more idiosyncratic to Ansys?

Ajei Gopal:	So, as I said - we gave you a preliminary view into the Q4 results. We haven’t actually announced our fiscal year ‘23 and Q4 results. As I mentioned on the call, our ACV came in above the high end of our guidance and we grew about 13% for the full fiscal year from an ACV perspective.

Gary Mobley:	Okay. My follow-up…

Ajei Gopal:	Obviously, we’ll be in a position to share more details—yes, we’ll be in a position to share more details when we formally announce our results.

Gary Mobley:	Thank you, Ajei. As my follow-up, I wanted to ask about another dynamic to the capital allocation strategy. It makes sense that you would halt your buyback given the increased leverage, but Synopsys has built a world-class EDA/IP franchise on the idea that you can roll in maybe six tuck-in acquisitions each year, each with a market value of maybe $50 million to $100 million. Should we also assume that you will slow the pace of those tuck-in acquisitions as well until the leverage has sparked down?

Shelagh Glaser:	Yes, our priority with the strong cash flow generation will be to drive the deleverage and we’re very committed to have the deleverage happen within the first 24 months to be less than 2X. And then our expectation is that we would then be able to resume buybacks. And as you said, over time, once we’ve driven our continued deleverage, we would look at tuck-in acquisitions. But we’re going to be fully focused on bringing these two teams together to make sure that we’re setting everything up for success and driving that deleverage to be able to have the opportunity to continue to invest in the business.

Gary Mobley:	Thank you, Shelagh.

Shelagh Glaser:	[Crosstalk]

Operator:	Our next question will come from Ruben Roy with Stifel. Please go ahead.

Ruben Roy:	Thank you. Thanks for letting me ask two questions here. First question for Sassine, is there a high level way of thinking about the revenue that’s available for synergies, meaning how much of Ansys revenues are actually going into the semiconductor or semiconductor systems space versus, I think, Shelagh characterized longer-term revenue synergies as coming from beyond semiconductor or high-tech sectors. So, just trying to understand what portion of that revenue is available for synergies sort of more in the near-to-medium term.

Sassine Ghazi:	Yes. Thank you, Ruben, for the question. As I mentioned in the prepared remark and the earlier question, currently in our design automation solution, we integrate part of Ansys solution and with fusion compilers in particular for advanced nodes and the more sophisticated chips were already integrating and selling that product. So, as we look at the complexity and the proliferation of advanced silicon for AI application, be it in data center, automotive, et cetera, all of these solutions require that sophisticated integration. So, that’s an opportunity for continued growth. So, the one plus one will be greater than two, meaning if we’re selling for X dollar, our fusion compiler and Y for the Ansys technology given, one, the growth in the market opportunity due to what I just mentioned and the complexity, it gives us an opportunity that we’re not just selling X plus Y, there will be layers of value that we can add. And we’ve been very successful doing it. As you know, with our DSO.AI or many new technology that we introduced, we’re able to incrementally engage customers, not at the time of contracts renewal, but as they want to use that technology to increase our revenue with those customers.

Now you look at—and I want to go back to silicon, what I just described, to systems, those system companies are looking for a way to integrate across physics, let’s call it, from what they’re doing on the mechanical, on the electrical to electronics. And that gives an opportunity to both portfolio. Remember, we’ve talked about many times about the solution Synopsys has to model the electronics of a system. But the electronics of a system needs to be modeled in the context of what Ansys products provide in electrical, mechanical, et cetera. And that’s another opportunity that we’re taking into account as part of the mid to long-term revenue synergy opportunity that we see.

Ruben Roy:	Got it. Thank you very much Sassine for that detailed answer. I think we’re running out of time here, but if I could squeeze in a quick follow-up.

Sassine Ghazi:	Go ahead, Ruben.

Ruben Roy:	You mentioned some - I’m sorry?

Sassine Ghazi:	Go ahead.

Ruben Roy:	Okay, thank you. Just you mentioned Sassine on the prepared remarks. Something I crossed the main data. I found that interesting, just given that a lot of the things that you’re doing around AI, it seems like your data set is one of the unique aspects of how you can monetize AI longer term. So, I’m wondering if you just can maybe expand on that cross-domain data comment. You said it combines in design and field sort of data that you’re accumulating from the relationship with Ansys. And so, how do you see that playing out in terms of AI opportunity longer term, I guess, would be the question. Thank you.

Sassine Ghazi:	Yes, that’s an awesome question, Ruben. And I’ll look forward to the investor day to give you as much details as you’re looking for. But meanwhile, what we’ve done with Synopsys.AI, the reason we expanded from DSO, VSO, TSO, etc., to a bigger umbrella. And if you remember, we announced the data continuum with it is the insights that you can get from multiple domain and stages of the design. And can you optimize the whole system as you’re looking at those siloed data and bring it together as a continuum? And once you have that insight, can you use AI to either optimize or go a little bit further than optimization to make decisions? And we talked about it in Q4 that as we’re going from optimization to generative to autonomy, what are the opportunities that you can have across domain? We look at it from in design to in field, the opportunity as we’re looking from silicon to systems because when you’re doing the design, there are many opportunities to optimize. Once that silicon is sitting in the system in field, what are the opportunity to get insights and data and go back and close the loop to optimize future product, etc.

As you can see, I’m passionate about this point and I look forward to having deeper conversation around it.

Trey Campbell:	Operator…

Sassine Ghazi:	Thank you, Ruben.

Trey Campbell:	Thank you, Ruben. So, operator, that’s going to be the last question. We’re very excited. Thanks for joining us today. We look forward to talking to you about the significant long-term value this is going to create in the coming weeks. And we look forward to seeing you in our investor meeting in March. Operator, please close out the call.

Sassine Ghazi:	Thank you, everyone.

Operator:	Thank you. This does conclude today’s call. We thank you for your participation. You may disconnect at any time.

END

Ansys Fiscal Year 2023 Preliminary Results

Ansys has not completed preparation of its financial statements for the fourth quarter or the fiscal year ended December 31, 2023. The annual contract value (“ACV”), recurring ACV and ACV growth figures provided here as of and for the fiscal year ended December 31, 2023, are preliminary and unaudited and are thus subject to change as Ansys completes its financial results.

Synopsys Cautionary Statement Regarding Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Synopsys and Ansys, including, but not limited to, statements regarding the proposed transaction and the anticipated timing of the closing thereof; Ansys’ anticipated results of operations for fiscal year 2023; the market outlook, products and business of Synopsys, Ansys and the combined company, and the benefits of and cost and revenue synergies from the transaction to Synopsys; pro forma financial information; the expected structure and the proposed financing for the transaction and long-term leverage and debt paydown targets; short-term and long-term financial targets of the companies; Synopsys’ expectations and objectives; strategies related to Synopsys’ and Ansys’ products, technology and services; trends, opportunities, strategies and technological trends, such as artificial intelligence; customer demand and market expansion of each of Synopsys and Ansys and the combined company; Synopsys’ planned product releases and capabilities; industry growth rates; the total addressable markets of Synopsys, Ansys and the combined company; software trends; planned acquisitions and stock repurchases; the exploration of strategic alternatives; Synopsys’ expected tax rate; and the impact and result of pending legal, administrative and tax proceedings. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions or the negatives of these words or other comparable terminology to convey uncertainty of future events or outcomes. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many risks, uncertainties and other factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, anticipated tax treatment and unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, pricing trends, future prospects, credit ratings, business and management strategies which may adversely affect each of Synopsys’ and Ansys’ business, financial condition, operating results and the price of their common stock, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of Ansys and the receipt of certain governmental and regulatory approvals on the terms expected, in a timely manner, or at all, (iii) the risk that such regulatory approvals may result in the imposition of conditions that could adversely affect, following completion of the proposed transaction (if completed), the combined company or the expected benefits of the proposed transaction (including as noted in any forward-looking financial information), (iv) uncertainties as to access to available financing (including any future refinancing of Ansys’ or the combined company’s debt) to consummate the proposed transaction upon acceptable terms and on a timely basis or at all, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on Ansys’ or Synopsys’ business relationships, competition, business, financial condition, and operating results, (vii) risks that the proposed transaction disrupts current plans and operations of Ansys or Synopsys and the ability of Ansys or Synopsys to retain and hire key personnel, (viii) risks related to diverting either management team’s attention from ongoing business operations of Ansys or Synopsys, (ix) the outcome of any legal proceedings that may be instituted against Ansys or Synopsys related to the merger agreement or the transaction, (x) the ability of Synopsys to successfully integrate Ansys’ operations and product lines, (xi) the ability of Synopsys to implement its plans, forecasts, expected financial performance and other expectations with respect to Ansys’ business or the combined business after the completion of the proposed mergers and realize additional opportunities, develop customer relationships, additional products and Ansys’ existing operations and product lines, (xii) the ability of Synopsys to manage additional debt and successfully de-lever following the transaction and the outcome of any strategic review and any resulting transactions, (xiii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (xiv) macroeconomic conditions and geopolitical uncertainty in the global economy, (xv) uncertainty in the growth of the semiconductor, electronics and artificial intelligence industries, (xvi) the highly competitive industries Synopsys and Ansys operate in, (xvii) actions by the U.S. or foreign governments, such as the imposition of additional export restrictions or tariffs, (xviii) consolidation among Synopsys’ customers and Synopsys’ dependence on a relatively small number of large customers, (xix) legislative, regulatory and economic developments affecting Ansys’ and Synopsys’ businesses, (xx) the evolving legal, regulatory and tax regimes under which Ansys and Synopsys operate, (xxi) restrictions during the pendency of the proposed transaction that may impact Ansys’ or Synopsys’ ability to pursue certain business opportunities or strategic transactions, and (xxii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ansys’ and Synopsys’ response to any of the aforementioned factors. The foregoing list of risks, uncertainties and factors is not exhaustive. Unlisted factors may present significant additional obstacles to the realization of forward looking statements.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Synopsys and Ansys described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-

looking statements. Forward-looking statements speak only as of the date they are made. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond Synopsys’ and Ansys’ control, and are not guarantees of future results. Readers are cautioned not to put undue reliance on forward-looking statements, and Synopsys and Ansys assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Neither Synopsys nor Ansys gives any assurance that either Synopsys or Ansys will achieve its expectations.

Ansys Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Ansys’ current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Ansys and Synopsys, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. Examples of such forward-looking statements include, but are not limited to, statements regarding our preliminary results, expected ACV, recurring ACV, ACV growth and additional 2023 guidance which are subject to change through our audit and customary year-end close and review process. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Ansys’ and Synopsys’ businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Ansys and Synopsys; (iii) Ansys’ ability to implement its business strategy; (iv) pricing trends, including Ansys’ and Synopsys’ ability to achieve economies of scale; (v) potential litigation relating to the proposed transaction that could be instituted against Ansys, Synopsys or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Ansys’ or Synopsys’ business, including current plans and operations; (vii) the ability of Ansys or Synopsys to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Synopsys’ common stock; (x) legislative, regulatory and economic developments affecting Ansys’ and Synopsys’ businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Ansys and Synopsys operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction that could affect Ansys’ or Synopsys’ financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Ansys’ or Synopsys’ ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ansys’ and Synopsys’ response to any of the aforementioned factors; and (xvi) failure to receive the approval of the stockholders of Ansys. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the U.S. Securities and Exchange Commission in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Ansys’ or Synopsys’ consolidated financial condition, results of operations, or liquidity. Neither Ansys nor Synopsys assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information and Where to Find It

This document relates to a proposed transaction between Synopsys and Ansys. Synopsys will file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus of Synopsys and a proxy statement of Ansys referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Ansys shareholders. Each party also will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Synopsys or Ansys through the website maintained by the SEC at www.sec.gov.

The documents filed by Synopsys with the SEC also may be obtained free of charge at Synopsys’ website at https://investor.synopsys.com/overview/default.aspx or upon written request to Synopsys at Synopsys, Inc., 675 Almanor Avenue, Sunnyvale, California 94085, Attention: Investor Relations Department. The documents filed by Ansys with the SEC also may be obtained free of charge at Ansys’ website at https://investors.ansys.com/ or upon written request to kelsey.debriyn@ansys.com.

Participants in Solicitation

Synopsys, Ansys and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ansys’ shareholders in connection with the proposed transaction. Information about Ansys’ directors and executive officers and their ownership of Ansys’ common stock is set forth in Ansys’ proxy statement for its 2023 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on March 28, 2023. To the extent that holdings of Ansys’ securities have changed since the amounts printed in Ansys’ proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about Synopsys’ directors and executive officers is set forth in Synopsys’ proxy statement for its 2023 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on February 17, 2023 and Synopsys’ subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Non-GAAP Financial Information

This document includes certain forward looking financial measures that are not in accordance with the U.S. generally accepted accounting principles (“GAAP”).

•

Adjusted EBITDA (“Adj. EBITDA”) is calculated as GAAP Operating Income excluding depreciation and amortization, stock compensation, non-qualified deferred compensation plan, acquisition-related costs and restructuring charges

•	Free Cash Flow (“FCF”) is calculated as cash provided from operating activities less capital expenditures and capitalization of software development costs

•	Unlevered Free Cash Flow (“uFCF”) is calculated as Free Cash Flow excluding tax-effected cash net interest

•	Unlevered Free Cash Flow Margin is calculated as Unlevered Free Cash Flow for a period divided by revenue for the same period

•

Non-GAAP Earnings Per Share (“EPS”) is calculated as GAAP net income excluding amortization of intangible assets, stock compensation, acquisition-related costs, restructuring charges, and legal matters, adjusted for the difference between GAAP and non-GAAP tax rates, divided by fully diluted outstanding shares

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Non-GAAP Operating Income is calculated as GAAP Operating Income, excluding amortization of intangible assets, stock compensation, non-qualified deferred compensation plan, acquisition-related costs and restructuring charges

•	Non-GAAP Operating Margin is Non-GAAP Operating income for a period divided by revenue for the same period

Synopsys and Ansys present non-GAAP financial measures to provide their investors with an additional tool to evaluate Synopsys’ and Ansys’ respective operating results in a manner that focuses on what Synopsys and Ansys each believe to be their respective core business operations and what Synopsys and Ansys each use to evaluate their respective business operations and for internal budgeting and resource allocation purposes. These non-GAAP measures may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles, and management exercises judgment in determining which items should be excluded in the calculation of non-GAAP measures. The presentation of non-GAAP financial information is not meant to be considered in isolation from, as superior to or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. These non-GAAP financial measures are meant to supplement, and be viewed in conjunction with, the corresponding GAAP financial measures.

When possible with respect to non-GAAP financial measures presented with respect to historical periods, Synopsys and Ansys, respectively, provide a reconciliation of their historic non-GAAP financial measures to their most closely applicable GAAP financial measures in the documents filed by Synopsys and Ansys with the SEC. Synopsys and Ansys, respectively, are unable to provide a reconciliation of certain non-GAAP guidance measures to the corresponding GAAP measures on a forward-looking basis because doing so would not be possible without unreasonable effort due to, among other things, the potential variability and limited visibility of the excluded items and expectations as to the financial of performance of each of Synopsys and Ansys upon the completion of the mergers. For the same reasons, Synopsys and Ansys are each unable to address the probable significance of the unavailable information. Synopsys and Ansys are presenting forward looking non-GAAP financial measures for illustrative purposes and may not report on this basis going forward.

Combined company measures for historical periods are based on combining Synopsys’ historical financial results and Ansys’ historical or preliminary financial results, as applicable, without pro forma adjustments and are included for illustrative purposes in order to provide investors with estimates of what the combined company results could have been. Combined company estimates are not pro forma financial measures, are not prepared in accordance with Regulation S-X under the U.S. Securities Act of 1933, as amended, and are not necessarily indicative of the results that actually would have been realized had Synopsys and Ansys been a single entity during the relevant periods.

Other Key Business Metrics

Annual Contract Value (“ACV”) is a key performance metric for Ansys and is useful to investors in assessing the strength and trajectory of the business. ACV is a supplemental metric to help evaluate the annual performance of the business. Over the life of the contract, ACV equals the total value realized from a customer. ACV is not impacted by the timing of license revenue recognition. ACV is used by Ansys’ management in financial and operational decision-making and in setting sales targets used for compensation. ACV is not a replacement for, and should be viewed independently of, GAAP revenue and deferred revenue as ACV is a performance metric and is not intended to be combined with any of these items. There is no GAAP measure comparable to ACV.

ACV is composed of the following: 1) the annualized value of maintenance and subscription lease contracts with start dates or anniversary dates during the period, plus; 2) the value of perpetual license contracts with start dates during the period, plus; 3) the annualized value of fixed-term services contracts with start dates or anniversary dates during the period, plus; 4) the value of work performed during the period on fixed-deliverable services contracts.